BIT DIGITAL, INC.

33 Irving Place

New York, NY 10013

January 11, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Amendment No. 4 to Registration Statement on Form F-3
Last Filed December 2, 2021
File No. 333-260241

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated January 4, 2022. We have submitted Amendment No. 4 (the “Amendment”) to the Registration Statement on Form F-3 (the “Registration Statement”) on this date reflecting the Company’s responses.

The Registration Statement was initially filed on October 14, 2021 and has been under review for almost three months. The Company understands that the review of the Registration Statement has been delayed because the Company has been misclassified as a China-based issuer. In letters to the five SEC Commissioners on November 30, 2021 and then to Director Renee Jones, the Company has set forth the reasons why the Company has not been a China-based issuer for more than one year. We have not received a response to those letters. We are a United States based company with all mining operations in the United States. We have responded with this Amendment to the Staff’s concerns about our limited administrative functions in Hong Kong. Although the Staff has been extremely cooperative in processing the Registration Statement, as a result of the delays caused by the misclassification, the Company has incurred $3.2 million of liquidated damages and will continue to incur $1.6 million of liquidated damages per month (with the next payment being due on January 13, 2022) until the Registration Statement is declared effective. We believe that the responses outlined below address all of the Staff’s comments and we are fully available to the Staff to respond to any additional matters to put the Company in a position to submit an acceleration request as soon as possible. Thank you in advance.

Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 3 to Registration Statement on Form F-3 – General

1.	Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In addition, please revise your cover page, summary section and risk factors section to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the HFCAA and related regulations will affect your company.

Response to No.1

This comment has been complied with on p. 2 and under “Risk Factors – Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China” on p. 19.

Risk Factors, page 13

2.	We note your disclosure regarding your Hong Kong subsidiaries. Please revise your risk factors section to disclose the risks related to your business operations in Hong Kong, including a discussion of the impact if certain PRC laws and regulations were to become applicable in Hong Kong and the risk that the subsidiaries could become subject to the direct oversight of the PRC government at any time due to changes in laws or other unforeseeable reasons, as well as recent policy pronouncements by the PRC government regarding business activities of US-listed Chinese businesses. Please also add a summary of these risks to your cover page.

Response to No. 2

This comment has been complied with in the last bullet on the cover page of the prospectus, and under a new Risk Factor on p. 19, titled “Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the National laws of Mainland China are applied to Hong Kong.”

Division of Corporation Finance

January 11, 2022

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.
Robert W. Downes Esg (Sullivan & Cromwell LLP)

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